Mak Grgic reposted this

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**Mak Grgic** (He/Him) • You
CEO at Notey Inc | Techstars '23 | Grammy-Nominated Classical Guita...
2w • Edited •

Notey Inc launches a WeFunder campaign!

Did you know that 90% of people who learn an instrument ...morest

**Janine O'Neill (she/her)** • 1st
GtM Talent Professional, Integral Coach, Start-up Advisor. x.Sequoi...
2w •

I've had the pleasure of meeting Founders Mak Grgic and Adithya Bellathur, from Notey Inc where they are pioneering the arts of music learning and gaming to help all learners excel and ...mored. If



**Invest in Notey Inc: Learn to play instruments through games. Built by...**
wefunder.com

What's the origin story of Notey Inc?

How can music ed